EXHIBIT 1

Galloway Capital Partners, LLC

May 22, 2025

Global Crossing Airlines Group, Inc.

4200 NW 36th Street, Building 5A

Miami International Airport, 4th Floor

Miami, FL 33166

Attn: Ryan Goepel, President

Dear Mr. Goepel:

Galloway Capital Partners, LLC and its affiliates (“Galloway”) have been shareholders of Global Crossing Airlines Group, Inc. (“Global Crossing” or the “Company”) for almost one year an own 4.33% of the shares outstanding.

Based on our analysis, we believe the Company’s share price is significantly undervalued. Our experienced team seeks to work with management and the Board to enhance shareholder value. We also urge you to engage the services of an investment bank or advisor to explore transactions to create shareholder value which may include an acquisition, merger, sale, or a going private.

Please call me at your earliest convenient to discuss. I can be reached at (917) 405-4591 or by email at: bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway

Chief Investment Officer